Filed by Plum III Merger Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Plum Acquisition Corp. III

(Commission File No. 001-40677)

This filing relates to the proposed transaction pursuant to the terms of that certain Business Combination Agreement, dated as of August 22, 2024, by and among Plum Acquisition Corp. III, a Cayman Islands exempted company (“Plum”), Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of Plum (“Amalco”), Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“Tactical”) and as amended on December 10, 2024, January 28, 2025, and August 22, 2025 (as amended, the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions of the Business Combination Agreement, (a) Plum shall change its jurisdiction of incorporation by transfer by way of continuation from the Cayman Islands to the Province of British Columbia, Canada (the “Domestication”); (b) following the Domestication and at the closing of the Transactions (the “Closing”), Plum and Pubco shall amalgamate pursuant to a Plan of Arrangement under the Business Corporations Act of British Columbia (“BCBCA”) to form one corporate entity, except that the legal existence of Pubco will not cease and Pubco will survive the amalgamation (the “SPAC Amalgamation”); and (c) immediately following the SPAC Amalgamation, Tactical and Amalco shall amalgamate (the “Tactical Amalgamation” and, together with the SPAC Amalgamation, the “Amalgamations”) pursuant to a Plan of Arrangement under the BCBCA, except that the legal existence of the Tactical will not cease and the Tactical will survive the amalgamation as a direct, wholly owned subsidiary of Pubco.

The following is a transcript from a podcast conversation hosted by Nick Clayton of SPAC Insider with Ranjeet Sundher, the Chief Executive Officer of Tactical, and Kanishka Roy, the Chief Executive Officer and Chairman of Plum published on November 20, 2025:

Transcript of Nick Clayton of SPAC Insider interviewing Ranjeet Sundher and Kanishka Roy, published on November 20, 2025

Nick Clayton

Hello and welcome to another SPAC Insider PodCast where we bring an independent eye into viewing the targets of SPAC transactions and their SPAC partners, SPACs have played a big role in the race to develop US based sources of rare earth materials, but few available target companies are within a few years of having an operational mine. Tactical Resources aims to be the exception. I’m Nick Clayton. This week, I speak with Ranjeet Sundher, CEO of rare earth miner, Tactical Resources, and Kanishka Roy, CEO and chairman of Plum Acquisition Corp III. They came together in a US$589 million business combination announced in August [of 2024]. Ranjeet explains how the unique qualities of Tactical Resources project under development could lend itself to a much earlier commercial launch. And Kanishka lays out how that timeline impacts the value case for this transaction in an environment where the demands and the supply limits don’t look to ease anytime soon. Take a listen.

So Ranjeet, it has been a big year for rare earth resources, in the news, in the market, and increasingly with SPACs, but a lot of the companies that there is excitement for and that are working to develop these US based resources, most of them are still at an early stage. This peak project here is really unique in that it’s a site, but the ground is already broken and there’s already infrastructure in place. How did the peak project first come onto your radar?

Ranjeet Sundher

Thanks, Nick. The peak project came on to our radar approximately three years ago, and you are correct. The space is busy. Everybody’s focused on securing rare earth materials for supply, for processing and separation. Our peak project differentiates itself on many levels. First of all, when you’re in exploration and mining and development, the most time consuming and capital intensive exercise is exploration, drilling, permitting and making sure you have the materials to process. Fortunately, at peak, our project has been operational for 20 years. We have water, we have electrical, we have infrastructure as far as roads, and most importantly, we’re permitted to operate a mine. That point alone could take a very long time. What’s behind us, conservatively would be five to 10 years of development and potentially $100 million in capex.

Nick Clayton

Great and Kanishka, you know, you spent so much of your career in the software and technology spaces, very much downstream from these sorts of resources. How did Tactical Resources first come under your radar?

Kanishka Roy

Yeah, excellent question. Nick. I think you know, as we look opportunistically as even where the tech or some of these vertical industries, such as national defense, automotive, healthcare, energy, semiconductors, are headed, they have one big constraint, and that’s rare earth, and that’s why this securing the supply chain for these vertical industries has been a focus for us. And you’re right. You know, our our platform has looked at Tech initially, but you know, just with the massive impact that rare earths will have over the next few decades on all of these industries critical to the US economy, we just thought it made sense to dig in. And man, are we glad we’re underwriting this thesis here.

Nick Clayton

Great. And so going back to the peak project, given that these, these resources, are located on the grounds of a quarry where work has already been done to bring up stone constantly, like, what are some of the advantages that really that work in there, and how much depth of knowledge do you have about the resources that are there?

Ranjeet Sundher

Great question, Nick. Historical work on the project has given us materials, tailings, which are ready for processing. Again, I mentioned this could take 10 years to establish. We’re at that stage right now. And when we talk about size, the project we’re working on, we’re working with, we believe it’s a world class project. We believe that it has potential to be one of the largest in the US. Additional work in the next coming months and years, we’ll establish that, but we’re dealing with an asset right now which is positioned to be a player in the rare earth space now and not later.

Nick Clayton

Yeah, and speaking of those resources themselves, I’ve seen in your [public filings] that through your testing so far, the types of materials, of minerals that you detected in the samples is remarkably consistent for a rare earth site. Why is that a significant detail in all of this?

Ranjeet Sundher

Well, Nick, that’s Mother Nature. The conformity and consistency of the sampling, be it from a wall, a test pit, a material tailings pile, or even the road going in, is extremely conformed. This makes processing much easier. As you know, when you set up a processing facility, you’re engaging it to a specific value and type of material. The conformity of our materials is going to lend itself to an ease of processing, which is going to make everything much easier, right?

Nick Clayton

And, you know, it is mentioned that this is this project is one of the only hard rock, direct Leach, extractable projects that are out there. What is the significance of that? For some of your approach there?

Ranjeet Sundher

Nick, yes, again, I’ll use the term Mother Nature. Millions of years ago, this deposit was formed, and it is one of the few hard rock direct to leach projects available in the world. What does this mean? In a nutshell, capex, in time and money, we are going to be able to skip a couple of traditional steps in the processing stage and enable us to get the materials we need for magnets sooner. Specifically, there’s a very expensive and time consuming rotary kiln process, which is generally done in China. Historically, one or two facilities in North America who are in this business send the material to China and it’s processed there. And the most expensive and time consuming step is the rotary tail step. We are able to bypass that step. Our flow chart is much simpler, much easier, and this is enabling us to succeed. In what we wanted to be is the next producer of rare earths in North America.

Nick Clayton

It’s interesting that how you’ve been able to come to an agreement with the quarry owner and operator, but I’ve seen that you plan to build at least some of your own infrastructure on site. That’s you know, because at least some of what you’re doing is obviously going to be different than the quarries work. But how much will you be building on the site that is going to be a Tactical Resources own infrastructure and work, and how is that going to kind of roll out?

Ranjeet Sundher

As you know, our projects in West Texas, it’s extremely mining friendly and supportive of what we’re doing. The more we can do in West Texas. The better our current plans are within our current site. And logistics play a big part of this. When it comes to moving materials, we intend to do our processing on site, and perhaps even some of the separation on site. Keep it all within West Texas. West Texas. Keep it all within the US, and really get ourselves into the mine to magnet space, because we believe we encompass everything needed,

Nick Clayton

Right. And you mentioned, you know, the magnets there. What are some of the specific applications for the specific materials you’ve been able to detect at the site so far?

Ranjeet Sundher

That’s a great question. So we talked about rare earths. And the term rare earths have been around for a very long time, but now it’s in the modern day, consumer, everyday person’s vocabulary. Rare earths every time you push a button on your phone, your laptop and elevator. That’s a magnet powered by rare earths. Then we fast forward into defense and aerospace. Rare earths are a key component in missiles, aircraft carriers, etc, electrical motors, rare earth magnets. It’s the applications are daily, consumer and national.

Nick Clayton

And so, kind of a question for both of you, turning to the deal a little bit. What led you to pursue this SPAC transaction? From, from your perspective, when it comes to SPAC deals versus an IPO, timing is frequently, you know, sort of a big issue there, like, why is the timing right, right now for Tactical Resources to go public?

Kanishka Roy

I’ll jump in there, you know, because I think understanding our thesis in underwriting this go public transaction might help answer that question as well. So from Plum’s perspective, you know, there are three or four fundamental reasons why we’ve gotten so energized. We talked a little bit about the opportunity, obviously, that’s massive. We don’t think it’s very demand constrained, given that, you know, the supply of US sourced rare earths is already more existing demand that can be met, but even within the rare earths ecosystem, it’s this existing feed stock or tailings that are bottleneck. And I’ll come back to explain why we think that now is the time, and what sets Tactical apart from other players. But the second point I’ll also make there is, you know, some of the accessibility that we talked about actually provides ways to de risk our ability to execute in the public markets today. And that’s partly because we don’t have the 10 plus year timeline of building, permitting, creating, constructing a mine, and then spending a billion dollars of CapEx getting it operational, so that accessibility, the fact that it’s in West Texas, the fact that it’s been operational, it’s permitted, all of that sort of we think accelerates our timeline a little bit. And then we think we have a very good existing comp and playbook. We think very highly of MP materials, and because in many ways, our story arc is quite similar to theirs, we’re hoping to follow a similar path. You know, they, like us, had an operational mine for multiple decades before pivoting to their current strategy. They also had an existing tailings pile similar to ours that greatly accelerated their time to monetization. So instead of starting from scratch, you know, they were able to kind of hit the ground running. And MP materials like Tactical Resources, use that acceleration to go public through a SPAC, and have probably been one of the most successful de-SPACs we’ve seen. So we like this playbook. We think investors like this playbook. We also feel that because we have similar historical advantages, similar existing assets, we have a similar accelerated execution path to potentially becoming the second at scale producer of rare earth elements in the US. So that’s the underwriting thesis. And I want to kind of get to, sort of our critical position in the rare earth ecosystem. But maybe Ranjeet wants to jump in from the company side, why they wanted to partner with us. Thanks.

Ranjeet Sundher

Thanks Kanishka. Echoing what Kanishka said, MP materials, De-SPAC transaction, was one of the most successful SPACs in recent years. When Tactical decided to move to the NASDAQ, go public, SPAC process, our advisors and our consultants introduced us to a number of potential SPACs and partners. Very early on, in talking to Kanishka and his team, we realized this was the partner for us. Kanishka’s tech background actually fits quite well with our mining background, because, as we talked about, rare earths have a massive tech component. The process for the last six months working with Plum has been wonderful. They understand have been a very quick study on rare earths mining and the applications, and we’re looking forward to a successful conclusion in the very near future and continuing our working relationship.

Kanishka Roy

Nick, I also want to come back to one specific thing that I think I touched on, but it may make sense to double click on, and that’s the rare earth ecosystem in general. As you look what we call the mine-to-magnet supply chain in rare earths and companies playing in this ecosystem, you know, a key observation is that there are a number of magnet manufacturers cropping up. And there are really two primary reasons for this. One is, well, it’s just the easier part of the ecosystem. Relatively speaking, it’s easier to make magnets from rare earth elements than it is to actually construct, permit a mine and then develop, process, produce rare earth elements. You know, there’s a difference in time, resources costs, but also significant differences in technology expertise and know how on the processing and separation side. But the second reason is that there just aren’t that many near term and at scale sources of these rare earth elements in the US. There may be multiple sites that potentially have rare earth deposits, but then again, you’re talking about 10-20, years to develop, and upwards of a billion dollars in capex to get to the point where you’re, you know, actually sourcing these rare earth elements. So here’s where there is a lot of noise in the sector, with many companies claiming to be rare earth companies, perhaps even with rare earth as part of their names. But at this stage of their evolution, they’re more like magnet manufacturers than rare earth producers. And so the single largest bottleneck that we saw in the sector is having access to rare earth feed stock or tailings. And this is where Tactical Resources made the strategic decision not to focus on the crowded magnet manufacturing space, but instead focus on where we have a critical timing and acceleration advantage, and that’s actually getting rare earth elements produced because we have the operational mine, because we have the existing tailings pile. So currently, MP materials is the only other commercially producing rare earth elements at scale, and Tactical really hopes to be the second and in many ways, unblock that bottleneck in the supply of rare earth elements, to all of the magnet manufacturers out there. So that’s the reason of why now, because that’s where the big bottleneck is, and there’s only one supplier currently.

Nick Clayton

Yeah, that’s really interesting. And kind of moving a bit from thesis to valuation here. You know, the deal has been struck at a pro forma enterprise value of US$589 million. And as you mentioned, it’s extraction operations are much closer to coming online than some of the other listed players out in the space. And so you know, sort of all of those factors. You know, the value of the resources that are in the ground, the timeline, and the fact that other listed comparables have been trading extremely well this year. I mean, MP especially, how did you approach the kind of the valuation question and sort of, what were the sort of the major points that drove you to the numbers you found here?

Kanishka Roy

It’s an interesting question, and this is where I have to be careful with the publicly disclosed information. But look, we are pretty confident in the valuation we are going out. We’re very confident that this is going to be a multi decade play in the public markets. We’re being rational about where we think this market is going and our ability to create value in the public markets going forward. We also don’t necessarily want to use the current run up as a reason for us increasing our valuation before going public. And so in a lot of ways, we think, you know, it’s just justified being very prudent at the very start and going public with something that we can build on in the public markets.

Nick Clayton

Great. And you seem to have gotten some good reception from a number of different angles. But I mean, one of those being that this week, you were able to announce you brought in USD$140 million in convertible debt and standby equity financing for the combined entity. Why is that significant, and how does that impacts kind of the ongoing development of the project?

Kanishka Roy

Yeah, getting public with the financing sources that we have allows us to sort of execute in the short term. You know, we have several projects on the execution side that we’d like to kind of underwrite as a result of the financing. And we think this kind of gets us in the path of achieving some of that upside that I just articulated. So we’re very fortunate to have, you know, long term partners come in and see the shared upside and want to be part of that kind of journey into the public markets.

Nick Clayton

Looking at the company’s kind of capital needs and just the the interest that you’ve seen in discussions you’ve had since announcing the deal. Is there a particular number you’re hoping to hit in terms of committed outside financing? Are those doors still open for those discussions, or are you thinking about that’s going to be a post close thing, if anything?

Kanishka Roy

Good question. I think you know, you never close doors if there are long term partners who want to kind of take part of in the upside, but we don’t necessarily need additional capital before going public. So we think of this as any capital financing sources coming in for the long term partnership, whether before or after funding, sort of in the same bucket.

Nick Clayton

Looking at this company’s life as a public company, it changes a lot, and then just having access to other sources of capital. I mean, is there a potential for deploying that capital to take over full ownership of the mining side, or bring in other resource sites, or peers through M&A moving forward.

Kanishka Roy

Absolutely. I’ll let Ranjeet kind of give a little bit more detail here. But look, we have a multi phase, kind of build up. The initial sort of phase is all about just processing what we have on the ground already. Just gives us a very quick head start and allows us to accelerate that time to monetization. But the phase II, phase III, yes, we have considered potentially buying the entire mine, potentially converting the entire mine, and also M&A to vertically integrate some of the aspects of this ecosystem.

Ranjeet Sundher

Post-listing, we definitely have plans to develop and grow, be it mergers, acquisitions, and within our current portfolio of the peak project. Currently, we have access to the materials and tailings for processing, which are already on site. We also have exclusive access to all those materials going forward. It is definitely in our thoughts to repurpose the entire project as a rare earth mine, rare earth facility. Our agreement with our partners enables that, and it’s something we’re going to be looking at in the very near future. I’ll echo what Kanishka has mentioned earlier about the supply chain, and we can’t emphasize this enough. You’re seeing the different players on the magnet side, even the separation and processing side, come to the markets recently, and their narrative is quite common. That being we are going to source feedstock. We are looking at various sources of feedstock within the US. That’s Tactical. We have feedstock. We’re not saying that we’re going to be the source of their feedstock, but that is the gap in the ecosystem, in my opinion. I’ve operated in the space for quite a while, that being mining and production, and I know just how hard it is to get a project to the stage where we are at right now. Many things come into play with stock. We are in a unique position to have the feedstock, to have the materials, and to really going forward, pick and choose our partners.

Nick Clayton

Great and looking at some of the near term from the perspective of investors, your materials have laid out some of the studies that you’re currently working on. What are some of the near term production milestones that investors should be keeping an eye out for over the horizon, in the coming quarters?

Ranjeet Sundher

Great question, Nick. I’m not going to get into specific numbers here in my response, because they haven’t been disclosed yet. Going forward, the company’s goal is to produce rare earth oxides. Stage one is we’re working on that currently within our pilot plant. Stage two as we’ll begin development of our demonstration plant and then modularly scale that out. So again, our plan is to produce rare earth oxides. In the business, you start out small, and you grow as fast as you can. And we’ll be updating the market accordingly and regularly.

Nick Clayton

Great. And I think just, you know, going through this process and seeing where things are about to be, and given how close you are on some of these timelines, just, you know, from yourself. I mean, how does it feel to be a part of, you know, this big story that is the U.S. being able to find and actually and put to use some of its resources in these areas that are higher and higher in demand every day. And you know, some of the existing sources out there being harder and harder to get to.

Ranjeet Sundher

Nick, it’s extremely exciting. To be able to walk into a situation with our business model, with our asset in this current time, with what’s going on, with national security, with China, with tarrifs. We are soon to be the belle of the ball, to put it lightly. With our execution plans in place, I believe that we are going to garnish an enormous amount of investor attention. But more importantly, which drives that is industry and partner attention. Tactical Resources combines the right asset, in the right location, with the right technology, at exactly the right time when America needs to secure its rare earth supply chain. We’re not just talking about it, we’re positioned to deliver it.